SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: April 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

BELL CANADA COMPLETES ACQUISITION OF
NEXXLINK AND LAUNCHES NEW INFORMATION
TECHNOLOGY BUSINESS

Bell Business Solutions Inc. will Deliver Integrated IT Solutions for Canadian Small and Medium Businesses

MONTREAL, April 7, 2005 – Bell Canada announced today that it has completed the acquisition of Nexxlink Technologies Inc. and that the Montreal-based provider of IT solutions will become a wholly-owned subsidiary of Bell Canada. The amalgamation of Nexxlink Technologies was approved by Nexxlink shareholders at a special shareholder meeting held today.

Immediately following the Nexxlink shareholder meeting held today, Bell Canada also announced the launch of Bell Business Solutions Inc. – a newly formed division that will combine both the recently acquired Charon Systems and Nexxlink Technologies. Bell Business Solutions will provide leading IT solutions to the small and medium business (SMB) segment across Canada. Robert Courteau, former head executive of Nexxlink Technologies, is appointed President and Chief Executive Officer of the new division.

“The integration of these two leading IT organizations into a single and focused entity will reinforce Bell’s capability to act as a technology advisor to small and medium businesses in Canada,” said Karen Sheriff, President, Small & Medium Business at Bell Canada. “I am pleased to have Robert join Bell’s small and medium business leadership team. The launch of Bell Business Solutions is a key building block of our strategy to deliver a comprehensive set of integrated IT and telecommunications solutions that suit the needs of SMBs.”

Bell Business Solutions will have a strong presence across Canada with over 1,100 IT professionals and offices in Montreal, Toronto, Ottawa, Calgary, Edmonton, Vancouver, Quebec City and Sherbrooke. This will strengthen Bell’s position as a leading Canadian provider of integrated end-to-end IT solutions to small and medium businesses and key vertical market solutions, in industries that include:

municipal, government, healthcare, manufacturing, distribution, professional service and retail.

The Bell Business Solutions portfolio will combine the best of both Charon Systems and Nexxlink Technologies business solutions to include:

·	Business Applications and Enterprise Resource Planning Solutions
·	Network Infrastructure Solutions (including access, security and storage)
·	Hosting and Managed Services
·	Hardware, Software procurement and Technical Services

“Bell’s expanded portfolio and integrated IT and Telecom solutions will allow our customers across Canada to become more competitive, lower their total cost of IT ownership, and maximize their return on invested IT capital,” said Robert Courteau, President and CEO of Bell Business Solutions. “Bell is truly becoming a supplier of choice for business customers in the IT space, helping them become more efficient and focus on growing their core business.”

Bell Business Solutions will operate under the Bell brand as a division of Bell Canada. Customers should continue to work with their points of contact within Nexxlink Technologies and Charon Systems for all inquiries pertaining to product, service, billing and technical matters.

Bell had previously acquired 89.2% of Nexxlink’s outstanding common shares as a result of its offer made in December 2004 to acquire the company. An application has been made to the Toronto Stock Exchange to delist the common shares of Nexxlink Technologies. It is expected that the company will cease to be a reporting issuer shortly thereafter.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

For media inquiries, please contact:

Paolo Pasquini
Bell Canada Media Relations
416 581-3311
1 888 482-0809
paolo.pasquini@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: April 7, 2005